UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

1. DATE, TIME AND VENUE: on April 26, 2022, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Company”) headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, Bairro Cidade Monções, city of São Paulo, São Paulo state.

2. CALL NOTICE: the call notice was published in the Valor Econômico newspaper on March 17, 18, and 19/20/21, 2022, pages C7, A12 and A10, respectively

3. RELEASES: the Company’s financial statements, along with the management report, the independent auditors’ report, and the opinion of the Board of Directors, the Audit and Control Committee, and the Fiscal Council, for the fiscal year ended December 31, 2021, were published briefly in the physical newspaper of Valor Econômico, on pages A9 to A11 of the February 23, 2022 edition, being entirely available in Valor Econômico’s internet page, in the form of Article 289 of Law No. 6,404/76 (“Corporate Law”), as provided by Law No. 13,818/19. All documents related to the subjects to be deliberated at this Ordinary and Extraordinary Shareholders’ Meeting (“Meeting”), pursuant to CVM Instruction No. 481/09, as amended (“ICVM 481”), were made available to shareholders on the websites of the Company (www.telefonica.com.br/ri), the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

4. ATTENDANCE: shareholders attended, at the first call, for the Ordinary Shareholders’ Meeting representing approximately 90.41% of common shares issued by the Company, and to the Extraordinary Shareholders’ Meeting, stockholders holding approximately 90.88% of common shares issued by the Company, which are contained in the Shareholders’ Attendance Book No. 003 and including the valid remote voting ballots received through Banco Bradesco S.A., as the bookkeeping agent for the Company’s shares and also directly by the Company, under the terms of ICVM 481, according to the consolidated summary voting map released on April 25, 2022 (“Consolidated Map”). Therefore, the legal quorum was established for the installation of this Meeting and to deliberate on the matters on the agenda.

1

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Mr. Breno Rodrigo Pacheco de Oliveira, General-Secretary and Legal Officer; Messrs. Charles Edwards Allen, Cremênio Medola Netto and Gabriela Soares Pedercini, members of the Fiscal Council; Mr. Carlos Cesar Mazur, the Company’s accountant, and Mr. Sergio Eduardo Zamora, representative of PricewaterhouseCoopers Auditores Independentes were also present.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Meeting Chairman; and Carolina Simões Cardoso – Meeting Secretary.

6. AGENDA:

At the Ordinary Shareholders’ Meeting:

1.	take the Management accounts, as well as to examine, discuss and vote on the Financial Statements, followed by the Management Report, Independent Auditors’ Report, and the Opinion of the Fiscal Council, for the fiscal year ended December 31, 2021;
2.	discuss on the allocation of the results of the fiscal year ended December 31, 2021 and the dividends distribution to the Company’s shareholders;
3.	define how many members shall the Board of Directors consist of;
4.	elect the members of the Board of Directors;
5.	elect the Fiscal Council members; and
6.	define the amount of the global annual remuneration of the directors and members of the Fiscal Board for the 2022 fiscal year.

2

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

At the Extraordinary Shareholders’ Meeting:

1.	approve the amendment of Article 5, caput, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares in which the Company’s capital is divided, due to the cancellation of part of the common shares held in treasury; and
2.	approve the consolidated Bylaws, in order to reflect the above amendment.

7. RESOLUTIONS:

Initially, Mr. Chairman states that he is aware of the minutes of the Preliminary Meeting of the shareholders Telefónica Latinoamérica Holding, S.L., Telefónica S.A. and SP Telecomunicações Participações Ltda., held on April 19, 2022, of which the resolution binds all shareholders who signed the Shareholders’ Agreement, signed on October 1, 2020, pursuant to the provisions of Article 118 of the Corporate Law.

Mr. Chairman informed that the relevant documentation pertinent to the Meeting was made available to the shareholders. The attending shareholders agreed to waive the reading of the documents, as they were of the entire understanding of all, as well as of the Consolidated Map disclosed to the Market, which was made available for consultation.

After examining and discussing the matters on the agenda, the shareholders resolved as follows:

3

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

AT THE ORDINARY SHAREHOLDERS’ MEETING:

(1)     Receive the accounts rendered by the management, as well as examine, discuss and vote on the Financial Statements, alongside with the Management

Report, the Independent Auditors Report, and the Opinion of the Fiscal Board, for the year ended December 31, 2021.

The matter was approved by majority of the votes, registered abstentions (as per final summary voting map in Exhibit A).

(2) Resolve on the allocation of income for the fiscal year ended December 31, 2021 and the distribution of dividends to the Company’s shareholders.

The matter was approved by majority of the votes, registered abstentions (as per final summary voting map in Exhibit A), according to the Management Proposal previously disclosed on the websites of the Brazilian Securities and Exchange Commission - CVM, of B3 - Brasil, Bolsa e Balcão and of the Company, as summarized below:

o	Net Income for the Year: R$6,239,364,551.81
o	Settlements: (i) legal reserve, of R$311,968,227.59, and (ii) reserve for non-distributable tax incentives of R$43,009,823.77
o	Adjusted Net Income: R$5,884,386,500.45
o	Deductions to the adjusted net income: dividends and interest on capital already deliberated throughout the fiscal year, de R$4,235,000,000.00
o	Balance of undistributed net income: R$1,649,386,500.45
o	Add to this (i) the interest on own capital and dividends prescribed, of R$116,236,500.42, and (ii) the recognized actuarial gains and effect of the limitation of assets of the surplus plans, net of taxes, of R$262,901,279.65.
o	Profit available for distribution: R$2,028,524,280.52

The balance of R$2,028,524,280.52 is allocated for the distribution of dividends to the shareholders of common shares registered on the Company's records at the end of April 26, 2022, after which date the shares will be considered “ex-dividend.”

4

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

The payment of the interest on equity capital and dividends (already declared and hereby approved) and of the dividends declared herein will take place on the dates indicated below, as established by the Company's Statutory Board.

Amount in R$ (net)	07/19/2022	10/18/2022	Total
Interest on capital, net 02/12/2021	127,500,000.00	-	127,500,000.00
Interest on capital, net 03/18/2021	229,500,000.00	-	229,500,000.00
Interest on capital, net 04/15/2021	238,000,000.00	-	238,000,000.00
Interest on capital, net 06/17/2021	535,500,000.00	-	535,500,000.00
Interest on capital, net 09/16/2021	510,000,000.00	-	510,000,000.00
Interest on capital, net 12/10/2021	684,250,000.00	-	684,250,000.00
Interim dividends 12/10/2021	-	1,500,000,000.00	1,500,000,000.00
Additional Proposed Dividends	-	2,028,524,280.52	2,028,524,280.52
NET TOTAL AMOUNT	2,324,750,000.00	3,528,524,280.52	5,853,274,280.52

(3)       Define the number of members to compose the Board of Directors.

Was approved, by majority of votes, registered abstentions (as per final summary voting map in Exhibit A) the definition of the number of members to compose the Board of Directors in 12 (twelve) members.

5

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(4) Election of the Board of Directors.

By majority of votes, registered abstentions (as per final summary voting map in Exhibit A), and by the indications of controlling shareholders SP Telecomunicações Participações Ltda., Telefónica S.A., Telefónica Latinoamérica Holding, S.L., were elected the following Board of Directors of the Company, as indicated at the Management Proposal, whose mandates begin on this date and will end on the date of the Ordinary Shareholders’ Meeting to be held in 2025: Mr. Alfredo Arahuetes García, Spanish, divorced, Law and Economic and Entrepreneurial Sciences graduate, holder of Passport No. AAG309028, resident and domiciled at City of Madrid, Spain, under the commercial address of Calle Galileo, ignanº 14, 5º floor (right side), City of Madrid, Spain, 28015; Mrs. Ana Theresa Masetti Borsari Brazilian, married, lawyer, holder of the identity card RG No. 11.811.349-5, issued by SSP/SP, registered with the CPF/MF under the No. 144.876.518-83, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936; Mrs. Andrea Capelo Pinheiro, Brazilian, married, business administrator, holder of the identity card RG No. 28.174.147-5 issued by SSP/SP, registered with the CPF/MF No. 256.600.043-34, resident and domiciled in the City of São Paulo, São Paulo State, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, No. 1376, in the City of São Paulo, São Paulo State, ZIP 04571-936; Mr. Christian Mauad Gebara, Brazilian, married, business administrator, holder of the identity card RG No. 15.548.716-4, issued by SSP/SP, registered with the CPF/MF under the No. 203.838.628-50, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936; Mrs. Claudia Maria Costin, Brazilian, married, business administrator, holder of the identity card RG No. 27.947.434-0 issued by DETRAN/RJ, registered with the CPF/MF under the No. 006.288.028-46, resident and domiciled in the City of São Paulo, São Paulo State, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936; Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of the identity card RG No. 52.558.558-8, issued by SSP/SP, registered with the CPF/MF under the No. 531.710.556-00, resident and domiciled in Madrid, Spain, with commercial address at Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050; Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, holder of the Passport No. PAL083089, registered with the CPF/MF under the No. 241.088.728-78, resident and domiciled in Madrid, Spain, with commercial address at Ronda de la Comunicación s/nº, Edifício Central A, 1ª Planta, in the City of Madrid, Spain, 28050; Mr. Ignácio Moreno Martínez, Spanish, married, economist and business administrator, holder of Passport No. PAJ859511, registered with the CPF/MF under the No. 219.917.108-60, resident and domiciled in Madrid, Spain, with commercial address at Calle Quintanavides, No. 13, in the city of Madrid, Spain, 28050; Mr. Jordi Gual Solé, Spanish, married, economist, golder of Passport No. AAF570598, resident and domiciled in Barcelona, Spain, with commercial address at Calle Juan Gris, No. 2-8, in the city of Barcelona, Spain, 08014; Mr. José María Del Rey Osorio, Spanish, married, economist and business administrator, holder of Passport nº PAD723809, registered with the CPF/MF under the No. 219.917.108-60, resident and domiciled in Madrid, Spain, with commercial address at Gran Vía, 28, in the city of Madrid, Spain, 28013; Mr. Juan Carlos Ros Brugueras, Spanish, married, lawyer, holder of Passport No. PAM502249, registered with the CPF/MF under the No. 817.483.020-00, resident and domiciled in the City of Madrid, Spain, with commercial address at Calle Antonio Perez, No. 26, in the City of Madrid Vía, 28, in the city of Madrid, Spain, 28002; and Mrs. Solange Sobral Targa, Brazilian, married, computer scientist, holder of identity card RG No. 20.924.296-6 issued by SSP/SP, registered with the CPF/MF under the No. 171.825.598-54, resident and domiciled in the City of London, United Kingdom, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, ZIP 04571-936.

6

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

The Directors elected herein resident or domiciled abroad must constitute a proxy in Brazil pursuant to paragraph 2 of article 146 of the Brazilian Corporate Law.

The members of the Board of Directors now elected stated that they were not in legal impediments to the exercise of his position, having signed the declaration of clearing pursuant to paragraph 4 of art. 147 of the Brazilian Corporate Law and CVM Instruction 367/02, which is filed at the Company's headquarters (according to statements of Exhibit B). The aforementioned Directors will be invested in their respective positions by signing a term of investiture, which is also filed at the Company's headquarters (according to the terms of possession of Exhibit C).

7

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(5)     Election of the Fiscal Council.

(i)              The Company's Fiscal Council Members were reelected, by majority of the votes of the holders of common shares present, registered abstentions (according to the final summary voting map in Exhibit A), upon the nomination of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Latinoamérica Holding, S.L, and Telefónica S.A., following the presentation of their resumes, as effective members: Mr. Cremênio Medola Netto, Brazilian, married, economist, holder of identification document (RG) number 3.590.896-8 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 026.676.068-68, resident and domiciled in the City of Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; and Mr. Charles Edwards Allen, Brazilian, single, economist, holder of identification document (RG) number 4.730.628 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 669.820.148-00, resident and domiciled in the city and State of São Paulo, at Rua João Álvares Soares, 1555, apto. 151, Campo Belo, CEP 04609-004; and as their respective alternates, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, holder of identification document (RG) number 3011229915 – SSP/RS, inscribed in the register of individual taxpayers (CPF) under number 185.813.400-59, resident and domiciled in the City of Canoas, State of Rio Grande do Sul, at Rua Edgar Fritz Muller, 137 - Bairro Rio Branco; and Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of identification document (RG) number 4.650.496-5 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 374.378.958-20, resident and domiciled in the City and State of São Paulo, with address at Rua Jesuíno Arruda, nº 499, apto. 91, Itaim Bibi, for a term of office starting on this date and ending in the Shareholders' Meeting to be held in the year 2023.

(ii)     The Chair proceeded to a separate election by minority shareholders pursuant to article 161, paragraph 4, item 'a' of Law 6404/76 (“Brazilian Corporate Law"), without the participation of the Company's controlling shareholders, under the terms of the Brazilian Corporate Law.

8

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

The following candidates were appointed:

•          As effective member, Ms. Gabriela Soares Pedercini, Brazilian, married, electrical engineer, holder of identification document RG No. MG-14.207.779, inscribed in the register of individual taxpayers CPF/MF under number 085.995.616-42, with commercial address in the City of Belo Horizonte, State of Minas Gerais, at Av. dos Andradas, nº 3323, sala 501, Santa Tereza, ZIP 31010-560, and, as her respective alternate, Mr. Alexandre Pedercini Issa, Brazilian, married, business administrator, holder of identification document RG No. MG-7.835.351, inscribed in the register of individual taxpayers CPF/MF under number 054.113.616-05, with business address in the City of Belo Horizonte, State of Minas Gerais, at Av. dos Andradas, nº 3323, sala 501, Santa Tereza, ZIP 31010-560, appointed by the shareholder Hydrocenter - Válvulas Tubos e Conexões Ltda.;

Therefore, the following were elected, unanimously of votes cast by the minority shareholders present, registered abstentions (as per the final summary voting map in Exhibit A), Mrs. Gabriela Soares Pedercini and Mr. Alexandre Pedercini Issa, respectively as effective member of the Fiscal Council and the alternative, whose term of office begins on this date and will end at the General Shareholders’ Meeting to be held in 2023.

The members of the Fiscal Council will be invested in their positions by signing the terms of investiture and declaration of impediment, whereby they will declare that they are not under any legal impediment to exercise the position of member of the Fiscal Council and that they are able to sign the declarations of impediment of paragraph 4 of article 147 of the Brazilian Corporate Law, which will be filed at the Company's headquarters (pursuant to the declarations of Exhibit B and terms of investiture of Exhibit C).

9

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(6) Set the amount of the global annual compensation for the Management and members of the Fiscal Council for the fiscal year 2022.

It was approved, by majority of the votes of the holders of common shares present, registered abstentions (according to the final summary voting map in Exhibit A), the overall annual compensation of the officers and members of the Fiscal Council for the fiscal year 2022, of R$36,446,093.45 corresponding to an amount net of social charges payable by the employer (Social Security and FGTS contribution) of R$29,575,340.82.

The Board of Directors will establish the individual compensation of the managers as provided for in the Company's bylaws. It is noted that the compensation of the sitting Fiscal Council Members will not be lower than 10% of the average compensation attributed to each Executive Officer, in accordance with the Brazilian Corporate Law.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

(1)         Approve the amendment of Article 5, caput, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares in which the Company’s share capital is divided, due to the cancellation of part of the common shares held in treasury.

It was approved, by majority of votes, registered abstentions (according to the final summary voting map in Exhibit A), the amendment on Article 5, caput, of the Company Bylaws, to reflect on the social capital the effects of the decision made by the Board of Directors, in a meeting held February 18, 2022, of which was approved the cancellation of 14,046,652 (fourteen million, forty-six thousand, six hundred fifty-two) common shares issued by the Company, held in treasury, without the reduction of the social capital value. Thus, the article 5 of the Bylaws will become effective as follows:

“Art. 5 – The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred seventy-six million, nine hundred thirty-eight thousand, two hundred and twenty-one (1,676,938,271) shares, all common, book-entry, with no par value.

10

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Sole Paragraph - The shares shall be held in a deposit account with a financial institution in the name of their holders, without the issuance of certificates.”

(2)     Approve the consolidated Bylaws, in order to reflect the above amendment.

It was approved, by majority of votes, registered abstentions (according to the final summary voting map in Exhibit A), the consolidation of the Company’s Bylaws, that will take into effect in the form of the wording in Exhibit D of these minutes.

8. VOTING MAP: Pursuant to article 21, paragraph 6, and article 30, paragraph 4, of CVM Instruction 480/09, the final summary voting chart is signed by the Chairman and by the Secretary, and is part of these minutes as its Exhibit A, indicating the number of approvals, rejections, and abstentions that each resolution received, as well as the number of votes granted to each candidate for Fiscal Council member.

9. CLOSING: There being no further matters to discuss, the Chair declared the meeting adjourned and ordered the minutes to be drawn up in summary form. It was also decided that (i) in the minutes release the shareholders' signatures will be omitted; and (ii) the written votes were received by the Board and will be filed at the Company's headquarters. The minutes were read, approved and signed by the members of the board, as well as by the shareholders identified below, including shareholders who voted remotely, pursuant to article 21-V, paragraph 1, of ICVM 481.

11

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Board: (aa) Breno Rodrigo Pacheco de Oliveira – Meeting Chairman, and Representing the Management; Carolina Simões Cardoso – Meeting Secretary.

Shareholders:

Present through remote vote bulletin, in the terms of article 21-V, paragraph 1, of ICVM 481:

BRAM H FIA INSTITUCIONAL

BRADESCO H FI EM ACOES DIVIDENDOS

BRADESEG PARTICIPACOES S/A

BRADESCO FIA IBOVESPA PLUS

BRADESCO FIA INSTITUCIONAL IBRX ATIVO

BRADESCO PRIVATE FIA IBOVESPA ATIVO

BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL

BRADESCO MULTIPORTFOLIO FMP - FGTS CL

BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA

BRAM FUNDO DE INVESTIMENTO EM ACOES

BRAM FIA IBOVESPA ATIVO

BRADESCO FIA DIVIDENDOS

BRADESCO FIA MASTER PREVIDENCIA

BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO

BRADESCO FIM LONG AND SHORT

BRADESCO FIM FUNDACAO AMAZONAS SUSTENTAVEL - FAS

BRAM FIA IBRX ATIVO

BRADESCO FIA IBRX MULTIPATROCINADO

BRADESCO H FIA SRI

BRAM H FI EM ACOES PASSIVO IBRX

BRAM H FI EM ACOES IBOVESPA GESTAO

BRADESCO FIA MASTER DIVIDENDOS

BRAM H FIA DIVIDENDOS

BRADESCO FIA MASTER IBRX

BRAM FIM AJAX

BRADESCO FIA MASTER IBOVESPA

FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157

ETF BRADESCO IBOVESPA FUNDO DE INDICE

BRADESCO SEGUROS S/A

ÁGORA DIVIDENDOS INDEX FIA

BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA IBOVESPA ATIVO

12

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

BRAM FUNDO DE INVESTIMENTO MULTIMERCADO EQUITY HEDGE

BRADESCO H FI EM ACOES IBOVESPA

BRADESCO DIVIDENDOS INDEX FIFE FUNDO DE INVESTIMENTO EM ACOES

BRAM ALOCAÇÃO SISTEMÁTICA FIA BRASIL

BRADESCO FUNDO DE INVESTIMENTO EM ACOES SALUBRE

BRADESCO FF ÍNDICE ATIVO FUNDO DE INVESTIMENTO EM AÇÕES

WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC

IOWA PUBLIC EMPLOYEES RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SCHRODER EMERGING MARKETS FUND (CANADA)

LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD

OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM

BLACKROCK INSTITUTIONAL TRUST COMPANY NA

CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN

SIONNA SRTATEGIC INCOME FUND

BRANDES EMERGING MARKETS VALUE FUND

BRANDES INTERNATIONAL EQUITY FUND

CIBC EMERGING MARKETS INDEX FUND

CITY OF BALTIMORE EM RETIREMENT SYSTEM

INVESCO GLOBAL EMERGING MARKETS FUND (UK)

STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD

DOMINION RESOURCES, INC. MASTER TRUST

RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S.

IBM 401 (K) PLUS PLAN

NN (L)

INVESCO FUNDS

IRISH LIFE ASSURANCE PLC

LOCAL AUTHORITIES SUPERANNUATION FUND

MANAGED PENSION FUNDS LIMITED

NORGES BANK

PACIFIC SELECT FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX

PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI

RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND

RUSSEL INVESTIMENT FUNDS NON.US. FUND

SEI INST INT TRUST EM MKTS EQUITY FUND

SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G

RUSSEL EMERGING MARKETS EQUITY POOL

STANDARD LIFE INVESTMENTS GLOBAL SICAV

13

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS

STICHTING PHILIPS PENSIOENFONDS

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

TEACHER RETIREMENT SYSTEM OF TEXAS

CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND
THE EMERGING M.S. OF THE DFA I.T.CO.
THE MONETARY AUTHORITY OF SINGAPORE
TREASURER OF THE ST.OF N.CAR.EQT.I.FD.P.TR.
VANGUARD INVESTMENT SERIES PLC
TEACHERS RET. SYSTEMS OF LOUSIANA
STATE OF NEW JERSEY COMMON PENSION FUND D
AEGON CUSTODY BV
SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM
COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S
RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC
LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED
LOUSIANA STATE EMPLOYEES RETIR SYSTEM
NATIONAL ELEVATOR INDUSTRY PENSION PLAN
PANAGORA GROUP TRUST
ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD
STATE STREET DEFENSIVE EMERGING MARKETS EQUIY FUND
IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR
STATE OF ALASKA RETIREMENT AND BENEFITS PLANS
STATE OF MINNESOTA STATE EMPLOYEES RET PLAN
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
ALBERTA INVESTMENT MANAGEMENT CORPORATION
USAA INTERNATIONAL FUND
WASHINGTON STATE INVESTMENT BOARD
COMMONSPIRIT HEALTH RETIREMENT MASTER TRUST
FIDELITY INVESTMENTS MONEY MANAGEMENT INC
RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY

14

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

AWARE SUPER PTY LTD
LAZARD GLOBAL ACTIVE FUNDS, PLC
LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION
NEW ZEALAND SUPERANNUATION FUND
STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV
BRANDES INSTITUTIONAL EQUITY TRUST
COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION
EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE
FIREMEN S ANNUITY AND BEN. FD OF CHICAGO
FORD MOTOR CO DEFINED BENEF MASTER TRUST
FORD MOTOR COMPANY OF CANADA, L PENSION TRUST
ILLINOIS STATE BOARD OF INVESTMENT
INTERNATIONAL MONETARY FUND
MARSH MCLENNAN MASTER RET TRUST
MUNICIPAL E ANNUITY A B FUND OF CHICAGO
ROBUSTA EMERGING MARKETS EQUITY FUND
SALT RIVER PIMA-MARICOPA INDIAN C
STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME)
SAUDI ARABIAN MONETARY AUTHORITY
HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME
ILLINOIS MUNICIPAL RETIREMENT FUND
SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND
UTAH STATE RETIREMENT SYSTEMS
SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER
EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS
JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST
NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS
NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST
RUSSEL INVESTMENTS GLOBAL EQUITY POOL
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
LSV EMERGING MARKETS EQUITY FUND LP
CMLA INTERNATIONAL SHARE FUND
EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU

15

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

ALASKA PERMANENT FUND
CITY OF NEW YORK GROUP TRUST
RAILWAYS PENSION TRUSTEE COMPANY LIMITED
VICTORIAN FUNDS MAN C A T F V E M T
BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND
THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND
WELLINGTON DIVERSIFIED INFLATION HEDGES FUND
ISHARES PUBLIC LIMITED COMPANY
NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND
TMTBJ TRT OF SCHRODER GLOBAL EMERGING EQUITY MOTHER FUND
STANLIB FUNDS LIMITED
NORTHERN EMERGING MARKETS EQUITY INDEX FUND
KAISER FOUNDATION HOSPITALS
JNL MULTI-MANAGER EMERGING MARKETS EQUITY FUND
AXA ROSENBERG EQUITY ALPHA TRUST
BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN
STANISLAUS COUNTY EMPLOYEES RETIREMENT ASSOCIATION
THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN
PARAMETRIC EMERGING MARKETS FUND
ACTIVE M INTERNATIONAL EQUITY FUND
JOHN S. AND JAMES L. KNIGHT FOUNDATION
THE METHODIST HOSPITAL
MGI FUNDS PLC
CHEVRON UK PENSION PLAN
ALASKA COMMON TRUST FUND
LAZARD/WILMINGTON COLLECTIVE TRUST
ISHARES MSCI BRAZIL ETF
BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND
ISHARES II PUBLIC LIMITED COMPANY
SUNSUPER SUPERANNUATION FUND
SPDR SP EMERGING MARKETS ETF
BAPTIST HEALTH SOUTH FLORIDA, INC.
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
VIRGINIA RETIREMENT SYSTEM

16

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

THE TEXAS EDUCATION AGENCY
COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY
STATE STREET EMERGING MARKETS E N-L C TRUST FUND
RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND
JOHN HANCOCK FUNDS II EMERGING MARKETS FUND
FUTURE FUND BOARD OF GUARDIANS
WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND
IPROFILE INTERNATIONAL EQUITY PRIVATE POOL
BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY
EMPLOYEES RET FD OF THE CITY OF FORT WORTH
NATIONAL COUNCIL FOR SOCIAL SECURITY FUND
IVESCO FTSE RAFI EMERGING MARKETS ETF
RUSSEL OVERSEAS EQUITY POOL
NORTHERN TRUST INVESTIMENT FUNDS PLC
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
ISHARES MSCI BRIC ETF
PEOPLE S BANK OF CHINA
PUBLIC SECTOR PENSION INVESTMENT BOARD
THE MASTER TRUST BOJ, LTD. AS TOK EMERGING EO MOTHER FD
WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND
VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUN
COLLEGE RETIREMENT EQUITIES FUND
EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD
EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND
CASEY FAMILY PROGRAM
THRIVENT INTERNATIONAL ALLOCATION FUND
STICHTING PENSIOENFONDS UWV
EASTSPRING INVESTMENTS
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
LINCOLN VIP T - L SSGA EMERGING MARKETS 100 FUND
THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF
THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA

17

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD
4UM MARLIM DIVIDENDOS FUNDO DE INVESTIMENTO EM ACOES
ISHARES III PUBLIC LIMITED COMPANY
NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING
HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND
AMERICAN HEART ASSOCIATION, INC.
RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND
PICTET - EMERGING MARKETS INDEX
COMMONWEALTH GLOBAL SHARE FUND 22
COMMONWEALTH GLOBAL SHARE FUND 23
EMERGING MARKETS EQUITY FUND
CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F
BELLSOUTH CORPORATION RFA VEBA TRUST
CENTRAL PROVIDENT FUND BOARD
PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER
PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO
WISDOMTREE GLOBAL HIGH DIVIDEND FUND
STICHTING PGGM DEPOSITARY
ARIZONA PSPRS TRUST
KAISER PERMANENTE GROUP TRUST
FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD
STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.
SCHWAB EMERGING MARKETS EQUITY ETF
POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST
ISHARES MSCI EMERGING MARKETS ETF
FRANCISCAN ALLIANCE, INC. MASTER PENSION TRUST
THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK
THORNBURG DEVELOPING WORLD FUND
INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF
COMMONWEALTH EMERGING MARKETS FUND 6
GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND
STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F
QSUPER
BMO MSCI EMERGING MARKETS INDEX ETF

18

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

WELLINGTON TRUST COMPANY N.A.
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L
THE HARTFORD GLOBAL REAL ASSET FUND
THE HARTFORD INTERNATIONAL VALUE FUND
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F
LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND
CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.
RUSSELL INSTITUTIONAL FUNDS PUBLIC LIMITED COMPANY
COLUMBIA EMERGING MARKETS CONSUMER ETF
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY
WELLS FARGO (LUX) WORLDWIDE FUND
SCOTIA PRIVATE EMERGING MARKETS POOL
SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST
DELA DEPOSITARY ASSET MANAGEMENT B.V.
PF INTERNATIONAL VALUE FUND
ABERDEEN LATIN AMERICAN EQUITY FUND
HEXAVEST EMERGING MARKETS FUND
VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND
QIC INTERNATIONAL EQUITIES FUND
BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND
GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC
FIRST TRUST LATIN AMERICA ALPHADEX FUND
SSGA SPDR ETFS EUROPE I PLC
STICHTING PENSIOENFONDS ING
EUROPEAN CENTRAL BANK
VERIZON MASTER SAVINGS TRUST
INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS
JOHN HANCOCK HEDGED EQUITY INCOME FUND
VANGUARD EMERGING MARKETS SELECT STOCK FUND
EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD
TEXAS MUNICIPAL RETIREMENT SYSTEM
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I

19

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT
AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO
ISHARES MSCI ACWI EX U.S. ETF
ISHARES MSCI ACWI ETF
NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST
FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND
FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND
AB CAP FUND, INC. - AB EMERGING MARKETS MULTI-ASSET PORT
ISHARES V PUBLIC LIMITED COMPANY
UI-E - J P MORGAN S/A DTVM
AMF PENSIONSFORSAKRING AB
DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE
STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST
ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF
VOYA EMERGING MARKETS INDEX PORTFOLIO
VANGUARD FUNDS PUBLIC LIMITED COMPANY
VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND
PIMCO DIVIDEND AND INCOME FUND
INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF
THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835
ARIEL GLOBAL FUND
PRIME SERIES SCHRODERS EM EQUITY FUND
ISHARES EMERGING MARKETS DIVIDEND ETF
MERCER QIF FUND PLC
NEW YORK LIFE INSURANCE COMPANY
JEFFREY LLC
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST
ASCENSION ALPHA FUND, LLC
COMMONWEALTH SUPERANNUATION CORPORATION
BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND
UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST
STANDARD LIFE INVESTMENT COMPANY - GL EMER M EQ FD
BRANDES GLOBAL OPPORTUNITIES FUND

20

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
ISHARES CORE MSCI EMERGING MARKETS ETF
ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF
STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F
BLACKROCK GLOBAL INDEX FUNDS
ISHARES VI PUBLIC LIMITED COMPANY
EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD
ABERDEEN STANDARD OEIC II - ASI EMERGING MARKETS INCOME E. F
ANDRA AP-FONDEN
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
MEMORIAL HERMANN HEALTH SYSTEM
SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL
KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III
MISSOURI EDUCATION PENSION TRUST
FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET
EATON VANCE MANAGEMENT
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
THORNBURG GLOBAL INVESTMENT PLC- THORNBURG DEVELOPING W F
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST
EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR
WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND
QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP
GLOBAL MANAGED VOLATILITY FUND
SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF
CLINTON NUCLEAR POWER PLANT QUALIFIED FUND
THREE MILE ISLAND UNIT ONE QUALIFIED FUND
RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T
STATE STREET IRELAND UNIT TRUST
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND
EM BRAZIL TRADING LLC
ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED)

21

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

GEORGE LUCAS FAMILY FOUNDATION
STANDARD LIFE INVESTMENT COMPANY III - ENHANCED-D G FUND
VIDENT INTERNATIONAL EQUITY FUND - WI
GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO
SPDR SP EMERGING MARKETS FUND
DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
LACM GLOBAL EQUITY FUND L.P.
XTRACKERS (IE) PUBLIC LIMITED COMPANY
XTRACKERS
FONDO CONSOLIDADO DE RESERVAS PREVISIONALES
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792
NN PARAPLUFONDS 1 N.V
NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L
NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND
THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794
ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD
ENSIGN PEAK ADVISORS,INC
SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF
CONSTRUCTION BUILDING UNIONS SUPER FUND
THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828
THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000
GWL GLOBAL INVESTMENT, LLC
WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND
NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST
JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF
BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH)
LSV GLOBAL MANAGED VOLATILITY FUND
STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO
MEMORIAL HERMANN PENSION PLAN AND TRUST
GENERAL ORGANISATION FOR SOCIAL INSURANCE
LEGAL GENERAL GLOBAL EQUITY INDEX FUND
MOBIUS LIFE LIMITED

22

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST
METALLRENTE FONDS PORTFOLIO
WISDOMTREE ISSUER ICAV
SPDR MSCI ACWI LOW CARBON TARGET ETF
RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F
WILMINGTON MULTI-MANAGER ALTERNATIVES FUND
AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND
SYNERGIE
LATTICE EMERGING MARKETS STRATEGY ETF
POOL REINSURANCE COMPANY LIMITED
LEGAL GENERAL COLLECTIVE INVESTMENT TRUST
ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF
ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF
GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF
RUSSELL INVESTMENT COMPANY RUSSELL MULTI-STRATEGY INCOME F
PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND
RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL
PIMCO RAE EMERGING MARKETS FUND LLC
RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND
AQR UCITS FUNDS
STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
COLONIAL FIRST STATE INVESTMENT FUND 10
GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST
JUNTO PARTICIPACOES FIA
THE BOARD OF THE PENSION PROTECTION FUND
GOLDMAN S S INVESTMENT TRUST (CAYMAN ISLANDS) - M-A E V FUND
WM POOL - EQUITIES TRUST NO. 75
ANALYTIC ALL COUNTRY WORLD LOW VOLATILITY EQUITY FUND LP
FUNDAMENTAL LOW V I E M EQUITY
NORTHERN TRUST UCITS FGR FUND
VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F
WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND

23

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

QSMA1 LLC
STATE STREET ICAV
TELSTRA SUPER PTY LTD T TELSTRA S SHEME
WISDOMTREE EMERGING MARKETS ESG FUND
MEMORIAL HERMANN FOUNDATION
COCA-COLA COMPANY
BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
ISHARES ESG MSCI EM ETF
FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF
FRANKLIN TEMPLETON ETF TRUST -FRANKLIN LIBERTYQ GLOBAL E ETF
FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND
PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD
MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF
ISHARES IV PUBLIC LIMITED COMPANY
WILMINGTON TRUST FIDUCIARY SERVICES COMPANY C I T FOR E
CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F.
DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN
SCHRODER EMERGING MARKET EQUITY FUND
WELLINGTON EMERGING MARKETS EQUITY FUND (AUSTRALIA)
LEGAL & GENERAL ICAV
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBJ40002
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBJ40002
SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT
VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F
NUCLEAR LIABILITIES FUND LIMITED
MINISTRY OF ECONOMY AND FINANCE
PRIME SUPER
JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT
INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST
CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND
CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND
CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND

24

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD
ARIEL INTERNATIONAL DM/EM LLC
HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF
FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA
HIGHLAND PUBLIC INFLATION HEDGES FUND
LAZARD GLOBAL MANAGED VOLATILITY FUND
WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO
ISHARES MSCI EMERGING MARKETS EX CHINA ETF
PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN
SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL
FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T
LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
FRANKLIN LIBERTYSHARES ICAV
AQR INNOVATION FUND, L.P.
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
AAM SP EMERGING MARKETS HIGH DIVIDEND VALUE ETF
VICTORYSHARES USAA MSCI E. M. VALUE M. ETF
FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI
NATIONAL PENSION INSURANCE FUND LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND
MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND

25

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

COLONIAL FIRST STATE INVESTMENT FUND 50
PARAMETRIC TMEMC FUND, LP
VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E
PFM MULTI-MANAGER SERIES TRUST - PFM MULTI-MANAGER
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL
DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL
MSCI EQUITY INDEX FUND B - BRAZIL
SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY
PENTEGRA DEFINED BENEFIT PLAN FOR FINANCIAL INSTIT
MSCI ACWI EX-U.S. IMI INDEX FUND B2
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND
NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA
WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND
VANGUARD ESG INTERNATIONAL
INTERNATIONAL RESEARCH EQUITY EXTENDED FUND USB, L
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F
CLARITAS QUANT MASTER FIM
ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG
FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN
XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF
WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL
ABERDEEN MANAGED DISTRIBUTION FUND
GARD UNIT TRUST
LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND
XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
LSV EMERGING MARKETS EQUITY FUND USA
SYMMETRY PANORAMIC GLOBAL EQUITY FUND
SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING
DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C
DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T

26

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA
KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
FIDELITY COVINGTON TRUST: F. E. M. M. ETF
PHILADELPHIA GAS WORKS PENSION PLAN
FIDEICOMISO FAE
PENSIOENFONDS WERK EN (RE)INTERGRATIE
CHUBB CORPORATION MASTER RETIREMENT TRUST
BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN
HARTFORD GLOBAL IMPACT FUND
MERCER UCITS COMMON CONTRACTUAL FUND
ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM
AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND
FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN
LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR
FIDELITY SUSTAINABLE WORLD ETF
RUSSELL INVESTMENTS YIELD OPPORTUNITIES POOL
STICHTING BLUE SKY LIQUID ASSET FUNDS
VANGUARD ACTIVE EMERGING MARKET EQUITY FUND
DFC EMERGING MARKETS EQUITY FUND
NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND
RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF
SUN LIFE SCHRODER EMERGING MARKETS FUND
GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M
VANGUARD INTERNATIONAL CORE STOCK FUND
SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP
ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE
CALVERT EMERGING MARKETS ADVANCEMENT FUND
GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF
KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND
THRIVENT CORE EMERGING MARKETS EQUITY FUND
TRANSAMERICA EMERGING MARKETS OPPORTUNITIES
ASSET MANAGEMENT EXCHANGE UCITS CCF

27

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
ISHARES ESG MSCI EM LEADERS ETF
1895 FONDS FGR
GMO C FD MASTER P,A SERIES OF GMO OFFSHORE MASTER P V LTD
BLK MAGI FUND
KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND
WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING
LEGAL GENERAL CCF
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER
STICHTING PENSIOENFONDS PGB
KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3
ISHARES ESG ADVANCED MSCI EM ETF
ARERO - DER WELTFONDS -NACHHALTIG
COMMONSPIRIT HEALTH OPERATING INVESTMENT POOL, LLC
DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T
NATIONAL EMPLOYMENT SAVINGS TRUST
MAP INSTITUTIONAL LLC 800 SERIES
DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF
LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND
IMCO EMERGING MARKETS PUBLIC EQUITY LP
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT
MINEWORKERS PENSION SCHEME
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG
BRITISH COAL STAFF SUPERANNUATION SCHEME
QIC LISTED EQUITIES FUND
JNL EMERGING MARKETS INDEX FUND
WISDOMTREE EMERGING MARKETS EFFICIENT CORE FUND
INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN
PAX GLOBAL SUSTAINABLE INFRASTRUCTURE FUND
RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL
CIBC EMERGING MARKETS EQUITY INDEX ETF

28

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

NEW AIRWAYS PENSION SCHEME
LGIASUPER TRUSTEE
MACQUARIE MULTI-FACTOR FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING
FLEXSHARES EMERGING MARKETS LOW VOLATILITY CLIMATE
INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST
NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN
STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN
COMMONWEALTH GLOBAL SHARE FUND 16
COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR
SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ET
TRINITY COLLEGE CAMBRIDGE
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BK OF BERMUDA (GR) LTD AS TR OF SH EM MKT FD
BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND
FORSTA AP-FONDEN
H.E.S.T. AUSTRALIA LIMITED BUREAU OF LABOR FUNDS - LABOR PENSION FUND BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND NEW YORK STATE COMMON RETIREMENT FUND
SAS TRUSTEE CORPORATION POOLED FUND SBC MASTER PENSION TRUST SCHRODER GLOBAL EMERGING MARKETS FUND
SCHRODER GLOBAL EMERGING MARKETS FUND (AUSTRALIA)
SCHRODER INTERNATIONAL SELECTION FUND
SCHRODER INTL SELECTION FD-EMERGING MKTS
SCHRODER LATIN AMERICAN EMERGING MARKETS FUND
SOUTHERN COMPANY SYSTEM MASTER RETIREMENT

29

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

STATE OF WYOMING
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
STICHTING PENSIOENFONDS MEDISCH SPECIALISTEN
STICHING PENSIOENFONDS VOOR HUISARTSEN
THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F

Physically present: SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA. TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (p.p. Carolina Simões Cardoso)

30

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

TELEFÓNICA LATINOAMÉRICA HOLDING, S.L. TELEFÓNICA S.A. Represented by Santander Caceis Brasil DTVM S.A. (p.p. Carolina Simões Cardoso)
HYDROCENTER – VÁLVULAS, TUBOS E CONEXÕES LTDA. (p.p. Alexandre Pedercini Issa)

ABERDEEN LATIN AMERICAN INCOME FUND LLC

ABERDEEN STANDARD SICAV I - DIVERSIFIED INCOME FUND

ABERDEEN STANDARD SICAV I - EMERGING MARKETS INFRASTRUCTURE EQUITY FUND

ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND

BEST INVESTMENT CORPORATION

Represented by BANCO BNP PARIBAS BRASIL S.A.

(p.p. Karina Francisca de Andrade)

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

GLOBAL MULTI-FACTOR EQUITY FUND

LUX IM

MOST DIVERSIFIED PORTFOLIO SICAV

Represented by SANTANDER CACEIS BRASIL DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

(p.p. Karina Francisca de Andrade)

CITIBANK N.A.
Represented by CITIBANK DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A. (p.p. Karina Francisca de Andrade)

31

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Others:

Cremênio Medola Netto – Fiscal Council member

Charles Edwards Allen – Fiscal Council member

Carlos Cesar Mazur – Company’s Accountant

Sergio Eduardo Zamora - PricewaterhouseCoopers Auditores Independentes

I hereby certify that this is a faithful copy of the minutes of the 24th Ordinary Shareholders’ Meeting and the 53rd Extraordinary Shareholders’ Meeting held on April 26, 2022, drawn up in the Company's records.

______________________________________________

Carolina Simões Cardoso

Meeting Secretary

32

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Exhibit A - Synthetic Final Voting Map

	APPROVE	REJECT	ABSTAIN
AT THE ORDINARY SHAREHOLDERS’ MEETING	Number of Common Shares	Number of Common Shares	Number of Common Shares
(1) receive the accounts rendered by the management, as well as examine, discuss and vote on the Financial Statements for the year ended December 31, 2021.	1,481,825,196	296,667	34,027,153
(2) Resolve on the allocation of income for the fiscal year ended December 31, 2021 and the distribution of dividends to the Company’s shareholders, according to the Management Proposal disclosed.	1,513,793,563	30,434	4,313,821
(3) Define the number of members to compose the Board of Directors at 12 (twelve) members, according to the Management Proposal disclosed.	1,483,594,771	30,103,206	4,430,145
(4) Elect the members of the Board of Directors.	See table below	See table below	See table below
(5) elect the members of the Fiscal Council.	See table below	See table below	See table below
(6) Define the amount of the global annual remuneration of the directors and members of the Fiscal Council for the 2022 fiscal year, according to the Management Proposal disclosed.	1,408,059,933	105,142,242	4,918,917
AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING	Number of Common Shares	Number of Common Shares	Number of Common Shares
(1) Approve the amendment of Article 5, caput, of the Company’s Bylaws, which deals with the social capital, to reflect the new number of shares in which the Company’s share capital is divided, due to the cancellation of part of the common shares held in treasury.	1,519,484,286	56,400	4,468,091
(2) Approve the consolidated Bylaws, in order to reflect the above amendment.	1,519,484,198	56,469	4,468,098

33

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(4) ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS	APPROVE	REJECT	ABSTAIN
(I) Separetely election – minoritary shareholders	Number of Common Shares	Number of Common Shares	Number of Common Shares
Request the adoption of the election process separately	4,530,016	42,022,822	227,026,157
(II) Election per multiple votes	Number of Common Shares	Number of Common Shares	Number of Common Shares
Request the adoption of the election process per multiple votes	10,193,066	61,578,468	202,101,006

34

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

ELECTION – BOARD OF DIRECTORS	APPROVE Number of Common Shares	REJECT Number of Common Shares	ABSTAIN Number of Common Shares
Voting of twelve candidates nominated by controlling shareholders:
Eduardo Navarro de Carvalho	1,494,281,639	19,444,886	4,401,627
Francisco Javier de Paz Mancho	1,466,190,722	47,536,347	4,401,189
Ana Theresa Masetti Borsari	1,513,688,776	39,971	4,399,528
José Maria Del Rey Osorio	1,509,993,643	3,730,951	4,401,581
Christian Mauad Gebara	1,513,687,621	38,293	4,401,782
Claudia Maria Costin	1,513,690,064	37,934	4,399,722
Juan Carlos Ros Brugueras	1,509,993,831	3,731,031	4,401,896
Jordi Gual Solé	1,513,690,374	36,229	4,401,355
Ignácio Moreno Martínez	1,511,482,242	2,243,425	4,401,106
Alfredo Arahuetes García	1,513,687,600	37,447	4,401,798
Andrea Capelo Pinheiro	1,513,690,392	37,251	4,399,045
Solange Sobral Targa	1,512,103,704	1,490,400	4,531,404

35

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

ELECTIONS – FISCAL COUNCIL	APPROVE Number of Common Shares	REJECT Number of Common Shares	ABSTAIN Number of Common Shares
(5) Elect members of the Fiscal Council – nomination of candidates to the Fiscal Council:
(i) Voting of two effective candidates and respective alternatives nominated by controlling shareholders
- Cremênio Medola Netto (effective) and Juarez Rosa da Silva (alternative)	1,513,489,381	207,311	4,418,277
- Charles Edwards Allen (effective) and Stael Prata Silva Filho (alternative)	1,513,496,401	202,421	4,417,689
(ii) Voting of one effective candidate and respective alternative, separetely by the minority shareholders, pursuant to the the Brazilian Corporate Law:
- Gabriela Soares Pedercini (effective) and Alexandre Pedercini Issa (alternative)	2,039,312	0	271,836,080

Board:

___________________________________ Breno Rodrigo Pacheco de Oliveira Meeting Chairman	___________________________________ Carolina Simões Cardoso Meeting Secretary

36

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Exhibit D

CONSOLIDATED BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL ARRANGEMENT

Art. 1 –Telefonica Brasil S.A. is a corporation, governed by these Bylaws and other applicable legal provisions, with an undetermined duration.

CORPORATE PURPOSE

Art. 2 – The Company has as its purpose:

a) the operation of telecommunications services;

b) the development of activities necessary or useful for the performance of these services, in accordance with the concessions, authorizations, and permissions granted to it;

c) the operation of value-added services, including, making available without definitive assignment, audio, video, image, and text content, applications and the like;

d) the operation of integrated solutions, management, and provision of services related to: (i) data centers, including hosting and colocation; (ii) storage, processing and management of data, information, text, images, videos, applications, and information systems and the like; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems related to theft, intrusion, fire, and others;

e) Licensing and sublicensing of software of any nature.

Sole Paragraph - In achieving its corporate purpose, the Company may incorporate into its equity assets and rights of third parties, as well as:

37

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

I - hold a stake in the capital of other companies, including with a view to complying with the national telecommunications policy;

II - organize companies and/or subsidiaries for the performance of activities within its corporate purpose and which are recommended to be decentralized;

III - undertake the importation of goods and services necessary for the performance of activities within its corporate purpose;

IV - provide technical assistance services to companies in the telecommunications sector, performing activities of common interest;

V - manage and provide maintenance, assistance, and technical support services in IT and equipment related to the Company's activities;

VI - provide consulting services related to the Company's activities;

VII - prepare, implement, and install projects related to the activities of the Company;

VIII - manage and provide engineering services and to execute civil construction and related works necessary for the execution of projects related to the activities of the Company;

IX - provide monitoring services related to the activities of the Company;

X - provide business brokerage service in general;

XI - market and sell and lease equipment and materials necessary or useful for the operation of its activities, including precision equipment, measurement equipment, and electronic sensors;

XII - carry out study and research activities, aiming at the development of the telecommunications sector;

XIII - enter into contracts and agreements with other telecommunications service operating companies or any persons or entities with the purpose of ensuring the operation of the services, without prejudice to its duties and responsibilities; and

XIV - carry out other related or correlated activities assigned by the National Telecommunications Agency - ANATEL.

38

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

HEADQUARTERS

Art. 3 - The Company has its headquarters in the Capital of the State of São Paulo, and may create and extinguish, by decision of the Board of Directors, branches, representative offices, and subsidiaries, offices, departments, and sales offices, anywhere in the Brazilian territory, as provided for in article 20, (vii) of these Bylaws.

CHAPITER II - CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, with the Board of Directors being the competent body to deliberate on the increase and the consequent issuance of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights for subscription of capital increases, in proportion to the number of shares they hold. By resolution of the Board of Directors, the preemptive right may be excluded in the issuance of shares, debentures convertible into shares, and subscription warrants, the placement of which is conducted through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition of control, pursuant to articles 257 and 263 of the Brazilian Corporations Law, as well as the enjoyment of tax incentives, under the terms of special legislation, as provided for in article 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Art. 5 - The subscribed capital stock, fully paid-up, is sixty-three billion, five hundred and seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five Brazilian Reais and nine cents (R$ 63,571,415,865.09), divided into one billion, six hundred seventy-six million, nine hundred thirty-eight thousand, two hundred and twenty-one (1,676,938,271) shares, all common, book-entry, with no par value.

Sole Paragraph - The shares shall be held in a deposit account with a financial institution in the name of their holders, without the issuance of certificates.

39

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

CHAPTER III – THE SHARES

COMMON SHARES

Art. 6 - Each common share corresponds to one vote in the resolutions of the General

Meetings of Shareholders.

CHAPTER IV – THE GENERAL MEETING

Art. 7 – The General Meetings of Shareholders shall be held: (i) ordinarily once a year, in the first four (4) months following the end of each fiscal year, in accordance with the terms of article 132 of Law 6,404/76 and, (ii) extraordinarily, whenever necessary, either in accordance with corporate interests, or with the provisions of these Bylaws, or when the laws and regulations applicable so require.

Sole Paragraph - The General Meetings of Shareholders shall be convened by the Board of Directors, and the Chairman of said body shall be responsible for drafting the aforementioned act.

Art. 8 - The following shall be submitted for prior approval by the General Meeting of

Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities linked to the Company's controlling shareholder.

Art. 9 - The General Meeting of Shareholderss shall be chaired by the Chairman of the

Board of Directors, who shall appoint the Secretary from among those present. In the absence of the Chairman of the Board of Directors, the shareholders shall choose the Chairman and Secretary.

Sole Paragraph - In the cases provided for in article Pursuant to article 136 of Law No. 6,404/76, the first call of the General Meeting of Shareholders shall be made at least thirty (30) days in advance, and at least ten (10) days in advance, upon second call.

Art. 10 - Only those shareholders whose shares are registered in their name in the Company's records at least seventy-two (72) hours prior to the date set for the respective Meeting may take part in and vote at the General Meeting.

40

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Paragraph 1 - The call notice may condition the presence of the shareholder, at the Meeting, on the deposit, at the Company's headquarters, of proof of his capacity as shareholder, issued by the Company itself or by the depositary institution of the Company's shares, at least seventy-two (72) hours prior to the date scheduled for the General Meeting of Shareholders.

Paragraph 2 - The call notice may also condition the representation of the shareholder by proxy, at a Meeting, on the deposit of the respective instrument of power-of-attorney at the Company's headquarters, at least seventy-two (72) hours prior to the date set for the General Meeting of Shareholders.

CHAPTER V - THE COMPANY'S MANAGEMENT

Art. 11 - The Board of Directors and Executive Board are responsible for the Company's

Management, with the duties conferred by law and by these Bylaws. Their members shall be elected for a term of office of three (3) years, with re-election permitted, and they are exempt from providing security for the performance of their duties.

Paragraph 1 - All members of the Board of Directors and of the Executive Board shall take office upon signature of the corresponding instruments of investiture, remaining in their respective offices until the effective investiture of their successors.

Paragraph 2 - The General Meeting of Shareholders shall establish the overall compensation of the Company's officers and directors, including benefits of any nature and allowances for representation, and the Board of Directors shall be responsible for distributing such compensation among its members and those of the Executive Board.

Paragraph 3 - The General Meeting of Shareholders may assign to the officers and directors a share in the profits of the Company, provided that the provisions of article 152, paragraphs 1 and 2 of Law 6,404/76 are observed, as proposed by management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and extensions thereof, the effective existence, in the Brazilian territory, of the centers of deliberation and implementation of the strategic, managerial, and technical decisions involved in compliance with the concession agreements to which the Company is a party.

41

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

BOARD OF DIRECTORS

COMPOSITION

Art. 12 - The Board of Directors shall be composed of at least five (5) and at most seventeen (17) members, elected and removable from the body by the general meeting, subject to the provisions of the applicable laws and regulations, computing in this number members elected by the minority shareholders, if applicable.

Sole Paragraph - The Board of Directors shall appoint from among its members the Chairman of the body, or his alternate, in the event of a vacancy. At the discretion of the Board of Directors, the Vice-Chairman may be appointed and/or removed from office.

REPLACEMENT

Art. 13 - If the Chairman of the Board of Directors is recused or absent, the Vice-Chairman, if any, shall substitute for him. In the absence of the Vice-Chairman, the Chairman shall be substituted for by another member of the Board appointed by him.

Paragraph 1 - In the event of recusal or absence of any other member of the Board of Directors, the Board Member recused or absent shall appoint, in writing, his substitute among the other members of the Board of Directors to represent him and vote at the meeting which he is unable to attend, pursuant to paragraph 3 of article 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that appoint representatives, as provided for in the previous paragraph, shall be considered, for all purposes, present at the respective meeting.

Art. 14 - If there is a vacancy in the positions of members of the Board of Directors, with the number of members remaining less than the minimum number provided for in article 12 above, a General Meeting of Shareholders must be called for the election of substitutes.

COMPETENCE

Art. 15 - The Board of Directors is responsible for:

42

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(i) - establishing the general guidelines of the Company's business;

(ii) - approving the Company's budget and annual business plan;

(iii) - convening the General Meeting of Shareholders;

(iv) - approving the financial statements and the management report of the Company and submit them to the General Meeting of Shareholders;

(v) - electing or dismissing, at any time, the members of the Board of Directors, establishing their duties, in compliance with the provisions of law and the Bylaws;

(vi) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, electing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation;

(vii) - supervising the management by the Officers of the Company, examining, at any time, the books and papers of the Company, requesting information on contracts entered into or to be executed, and any other acts;

(viii) - approving the organizational structure of the Company, with the possibility of assigning limits to the Executive Board for the exercise of such authority, in compliance with the provisions of law and the Bylaws;

(ix) - approving and amending the internal rules of the Board of Directors:

(x) - resolving on the issuance of shares by the Company, with an increase in capital, within the limit of the authorized capital, therein defining the terms and conditions of such issuance;

(xi) - deciding on the issuance of subscription warrants;

(xii) - resolving, by delegation of the General Meeting of Shareholders, on the following aspects of the Company's debenture issuances: (i) timing of the issuance, (ii) timing and conditions of maturity, amortization, or redemption, (iii) timing and conditions of payment of interest, profit sharing, and reimbursement premiums, if any, (iv) method of subscription or placement, and, (v) type of debentures;

43

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(xiii) - resolving on the issuance of simple debentures, not convertible into shares and without security interest;

(xiv) - resolving on the issuance of promissory notes for public distribution ("Commercial Papers") and on the submission of the Company's shares to the deposit system for the marketing and sale of the respective certificates ("Depositary Receipts");

(xv) - authorizing the acquisition of shares issued by the Company, for cancellation or holding in treasury and subsequent disposal;

(xvi) - authorizing the sale of assets directly linked to the public telecommunications services in service;

(xvii) - authorizing the sale of real estate, the creation of security interests, and the rendering of guarantees for third party obligations, therein being able to set limits for the performance of such acts by the Executive Board;

(xviii) - establishing, in internal rules, the limits for the Executive Board to authorize the disposal or encumbrance of permanent assets, including those related to public telecommunications services that are deactivated or unserviceable;

(xix) - approving the participation of the Company in consortia in general, as well as the terms of such participation, therein being able to delegate such assignment to the Executive Board, within the limits it establishes, always aiming at the development of the activities within the corporate purpose of the Company;

(xx) - setting the limits for the Executive Board to authorize the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company;

(xxi) - approving the creation and extinguishment of subsidiaries of the Company, in Brazil or abroad;

(xxii) - approving the assumption of any obligation not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

44

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(xxiii) - authorizing the execution of contracts, not provided for in the Company's budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxiv) - approving investments and the acquisition of assets, not provided for in the budget, in an amount exceeding two hundred and fifty million Brazilian Reais (R$250,000,000.00);

(xxv) - authorizing the acquisition of an equity interest on a permanent basis in other companies and encumbrance or disposal of equity interests;

(xxvi) - approving the distribution of interim dividends;

(xxvii) - choosing or dismissing independent auditors;

(xxviii) - appointing and dismissing the leader of the internal audit, who shall report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the leader of the Wholesale Executive Board, who shall be solely responsible for all processes of attendance, marketing and sale, and delivery of products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - approving the plan of positions and salaries, incentives and professional development policies, rules, and staff of the Company, as well as the terms and conditions of collective bargaining agreements to be entered with the labor unions representing the categories of the Company's employees and the membership in or cancellation of complementary retirement funds, all in relation to the Company's employees, and the Board of Directors may, when it deems necessary, assign to the Executive Board limits to resolve on these matters.

Art. 16 - The specific duties of the Chairman of the Board of Directors are: (a) representing the Board in calling the General Meeting of Shareholders; (b) chairing the General Meeting of Shareholders and choosing the Secretary from among those present; and (c) calling and chairing the meetings of the Board of Directors.

45

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months; and (ii) extraordinarily, whenever necessary, upon call by its Chairman, and shall draw up minutes relating to its resolutions.

Paragraph 1 - The Board's meetings shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the matters to be discussed at the respective meeting.

Paragraph 2 - The Board of Directors shall pass resolutions by majority of votes, when the majority of its acting members are present, with the Chairman being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 3 - Any Board member may be represented by another Board member at meetings which he is unable to attend, provided that such power of representation is granted by means of an instrument signed in writing.

Paragraph 4 - Notwithstanding the subsequent signing of the respective minutes, the meetings of the Board of Directors may also be held via conference call, videoconference, or any other means of communication that allows for identification of the members present, as well as their simultaneous communication. Directors may also participate by expressing their votes in writing, even if they are not physically present.

THE EXECUTIVE BOARD

COMPOSITION

Art. 18 - The Executive Board shall be composed of at least three (3) and at most fifteen (15) members, whether shareholders or not, resident in Brazil, who shall be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Chief Legal Officer; (d) other Officers without specific designation.

Paragraph 1 - The individual duties of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation for the aforementioned positions.

Paragraph 2 - The same Officer may be elected to simultaneously hold the duties of more than one office on the Executive Board.

46

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Art. 19 – In the event of temporary absences and recusals, the Chief Executive Officer shall appoint from among the members of the Executive Board his substitute, as well as that of the Directors. In the event of a vacancy in the position on the Executive Board, the respective substitute shall be decided by the Board of Directors.

COMPETENCE OF THE EXECUTIVE BOARD AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Board is the body with active and passive representation of the

Company, and its members, individually, as the case may be, are responsible for complying with and enforcing these Bylaws, the resolutions of the Board of Directors, and of the General Meeting of Shareholders, and for performing all acts necessary or convenient for the management of corporate affairs. The following is assigned, collectively, to the Executive Board:

(i) - proposing to the Board of Directors general plans and programs for the Company, therein specifying the investment plans for the expansion and modernization of the plant;

(ii) - authorizing, within the limits established by the Board of Directors in an internal normative instrument, disposal or encumbrance of the fixed assets, including those related to public telecommunications services that are deactivated or unserviceable, as well as to submit to said body disposal or encumbrance of the assets exceeding these limits;

(iii) - submiting to the Board of Directors and the Audit Committee the Annual Management Report and the Financial Statements, accompanied by the opinion of the independent auditors, as well as the proposal for the allocation of the profits ascertained in the fiscal period;

(iv) - approving, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works, and services; b) sales of assets;

(v) - approving the execution of other contracts, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - approving, annually, the planning of financial transactions and, quarterly, a summary of the fulfillment of the aforementioned planning;

47

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

(vii) - approving the creation and extinguishment of subsidiaries, offices, agencies, branches, and representative offices of the Company, in Brazil;

(viii) - approving, as assigned by the Board of Directors, the organizational structure of the Company, therein keeping the Board of Directors informed in that regard;

(ix) - ensuring compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - preparing and proposing to the Board of Directors the Company's institutional responsibility policies, such as relating to the environment, health, safety, and social responsibility of the Company and implementing the policies approved;

(xi) - authorizing, in accordance with the limits established by the Board of Directors, the performance of reasonable free acts for the benefit of employees or the community in which the Company participates, including donation of assets that are unserviceable to the Company; and

(xii) - approving the creation of technical and advisory committees to advise on matters of interest to the Company, electing the members of such committees and approving their internal rules, which shall contain the specific rules on composition, functions, competence, remuneration, and operation.

Paragraph 1 - The resolutions of the Executive Board shall be passed by majority of votes, when the majority of its members are present, with the Chairman of the Board being assigned, in addition to a normal vote, the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases provided for in paragraph 4 and in compliance with the provisions contained in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) Officers, except in cases of urgency, in which case a single signature of the Chief Executive Officer and "ad referendum" of the Executive Board shall be permitted, pursuant to the provisions of article 21, A-5 of these Bylaws; ii) by the signature of one (1) Executive Officer together with one (1) Proxyholder/Attorney-in-Fact; and iii) by the signature of two (2) Proxyholders/Attorneys-in-Fact together, provided that they have specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, powers-of-attorney must always be granted by two (2) Officers, and must specify the powers granted and, except for those for judicial purposes, shall have a maximum period of validity of one (1) year.

48

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Paragraph 4 - The Company may be represented by only one Officer or an Attorney-in-Fact, vested with specific powers, in the performance of the following acts:

(i) receipt and discharge of amounts;

(ii) signature of correspondence that does not create obligations for the Company;

(iii) representation of the Company in partners’ assemblies and meetings of companies in which it holds a stake;

(iv) granting a power-of-attorney to a lawyer for judicial representation or in administrative proceedings;

(v) representation in court, or in administrative proceedings, except for the performance of acts that entail waiver of rights;

(vi) representation in public bids and private tenders in which the Company participates, aiming at the provision of the services contemplated in its corporate purpose; and

(vii) performance of simple routine administrative acts, including before public agencies, mixed economy companies, commercial boards, the Labor Judiciary, the INSS, the FGTS, and their collecting banks, and others of the same nature.

DUTIES OF THE MEMBERS OF THE EXECUTIVE BOARD

Art. 21 – The specific duties of the members of the Executive Board are the following:

A – CHIEF EXECUTIVE OFFICER:

1. represent the Company, in or out of court, before the shareholders and the public in general, being able to appoint attorneys-in-fact jointly with another Officer and appoint representatives, delegate powers to the other Officers to perform specific acts;

2. Monitor and supervise the implementation of the orders of the Board of Directors in relation to his activities and duties;

49

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

3. Establish guidelines, coordinate and supervise the Company's activities related to: finances and controls; corporate resources; the legal area in general; institutional relations; regulations; corporate communications; the Telefonica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; landline business;

4. Convene meetings of the Executive Board;

5. Perform acts of urgency "ad referendum" of the Executive Board; and

6. Exercise such other powers as the Board of Directors may determine.

B - CHIEF FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. Establish guidelines and supervise the Company's activities in the economic and financial area and management of securities issued by the Company, accounting and management control, as well as supervise the administration of supplementary pension funds;

2. represent the Company before the Brazilian Securities and Exchange Commission (CVM), stock exchanges, and other securities market supervisory bodies;

3. Delegate, if applicable, duties to the other Officers for the performance of specific acts;

4. Represent the Company as provided for in these Bylaws; and

5. Perform other activities as determined by the Board of Directors.

C – GENERAL SECRETARY AND CHIEF LEGAL OFFICER:

1. Establish guidelines and supervise the Company's activities in the legal area in general;

2. Delegate, if applicable, duties to the other Officers for the performance of specific acts;

50

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

3. Represent the Company as provided for in these Bylaws; and

4. Perform other activities as determined by the Board of Directors.

D - OFFICERS WITHOUT SPECIFIC DESIGNATION:

1. Exercise such individual functions and powers as the Board of Directors may determine;

2. Sign together with another Officer appointed per the Bylaws documents and instruments requiring the signature of two Officers; and

3. Represent the company as provided for in these Bylaws.

CHAPTER VI – FISCAL COUNCIL

Art. 22 - The Audit Committee, of a permanent nature, shall be composed of at least three (3) and at most five (5) full members and an equal number of alternates.

Paragraph 1 - The compensation of the members of the Audit Committee, in addition to the reimbursement of travel and lodging expenses necessary for the performance of the function, shall be established by the General Meeting of Shareholders electing them and shall not be lower, for each acting member, than ten percent (10%) of the average amount that is assigned to each Officer, not computing therein benefits of any nature, amounts for representation, and profit sharing.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, he shall be substituted by his respective alternate. In the event of vacancy in the majority of positions, the General Meeting shall be convened to elect their substitutes.

Paragraph 3 - The Audit Committee shall meet, (i) ordinarily, once every quarter and, (ii)

extraordinarily, upon call by the Chairman of the Board of Directors, or by two (2) members of the Audit Committee, therein drawing up minutes relating to its resolutions.

Paragraph 4 - The meetings of the Audit Committee shall be called in writing at least forty-eight (48) hours in advance, and the call shall contain the agenda, with the list of matters to be considered at the respective meeting.

51

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

CHAPTER VII - THE FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 23 - The fiscal year shall coincide with the calendar year, and in addition to the annual balance sheet, half-yearly, quarterly, or balance sheets for lesser periods may be drawn up.

ALLOCATION OF PROFITS

Art. 24 – Together with the financial statements, the Board of Directors shall present to the Ordinary General Meeting a proposal on (i) the participation of employees and officers and directors in profits and (ii) full allocation of net income.

Paragraph 1 - Of the net income for the fiscal year: (i) five percent (5%) shall be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital stock, limited to twenty percent (20%) of the paid-up capital stock; (ii) twenty-five percent (25%) of the adjusted net income as per subsections II and III of article 202 of Law No. 6,404/76 shall be mandatorily distributed as a minimum mandatory dividend to all shareholders; and (iii) the remaining balance, after meeting the provisions contained in the preceding items of this article, shall be allocated as determined by the General Meeting of Shareholders, based on the proposal of the Board of Directors contained in the financial statements. Should the balance of the profit reserves exceed the capital stock, the General Meeting of Shareholders shall resolve on the use of the excess in the payment or increase of the capital stock or distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years, counted from the resolution regarding the distribution thereof, shall revert to the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the profit account ascertained in half-yearly balance sheets; (ii) to the profit account ascertained in quarterly balance sheets or in shorter periods, provided that the total of the dividends paid in each half-year of the fiscal year does not exceed the amount of capital reserves referred to in the first paragraph of article 182 of Law 6,404/76, or (iii) to the retained earnings or profit reserves account existing in the last annual or half-yearly balance sheet.

52

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 24th ORDINARY SHAREHOLDERS’ MEETING AND THE 53rd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON APRIL 26, 2022

Sole Paragraph - Interim dividends distributed under the terms of this article shall be imputed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and in compliance with the legal provisions, the Company may pay its shareholders interest on equity, which may be charged to the mandatory minimum dividend, "ad referendum" of the general meeting.

CHAPTER VIII - GENERAL PROVISIONS

Art. 27 - The Company shall go into liquidation in the cases provided for by law, and it is the responsibility of the General Meeting of Shareholders to determine the method of liquidation and appoint the liquidator.

Art. 28 - The approval by the Company, through its representatives, of mergers, spin-offs, take-overs, or dissolutions of its subsidiaries shall be preceded by an economic and financial analysis by an independent firm of international renown, confirming that fair treatment is being given to all interested companies, whose shareholders shall have broad access to the report with the aforementioned analysis.

Art. 29 - In all that is omitted from these Bylaws, the Company shall be governed by the applicable provisions of law.

**********

Mesa:

______________________________ Breno Rodrigo Pacheco de Oliveira Meeting Chairman	___________________________________ Carolina Simões Cardoso Meeting Secretary

53

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 26, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director